United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES ACT OF 1933 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-63685

Clarkston Financial Corporation
(Exact name of registrant as specified in its charter)

6600 Highland Road, Suite 24, Waterford, Michigan 48327 (248) 625-8585
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(1)(i)	[X] [_] [_] [_] [X]	Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	[_] [_] [_] [_]

Approximate number of holders of record as of the certification or notice date:      157

        Pursuant to the requirements of the Securities Exchange Act of 1934, Clarkston Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 28, 2008	CLARKSTON FINANCIAL CORPORATION By: /s/ J. Grant Smith —————————————— J. Grant Smith, Chief Executive Officer